September 9, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Larry Spirgel

Re:                             MaxPoint Interactive, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 22, 2014
CIK No. 0001611231

Dear Mr. Spirgel:

On behalf of MaxPoint Interactive, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 29, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on August 22, 2014 (“Draft Registration Statement No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 2, as applicable.

Management’s Discussion and Analysis..., page 51

Overview, page 51

1.                                      We note your response to comment 17.  You state on page 51 that “any significant shift in the mix of channels used to provide your marketing automation software solution to your customers could have a favorable or unfavorable impact on your revenues, Revenue ex-TAC and gross profit.”  It remains unclear to us why based on recent advertising trends (for instance, the trend towards mobile advertising), you do not believe that providing additional specifics regarding the shift of media mix is useful to investors.  In this regard, we note you reported on page 54 that non-display advertising through your platform has grown rapidly from 8% of revenue in the first quarter of 2013 to 22% of revenue in the second quarter of 2014, but you do not disclose how that impacted your operating results and operating metrics.  If you expect the trend towards non-display advertising to continue, please disclose your ability to provide and monetize channel options for your customers.  Further explain how a continuing change in the mix of channels may result in a favorable or unfavorable impact on your revenues, Revenue ex-TAC, and gross profit.”

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures on pages 54 and 86 explain the Company’s ability to provide and monetize non-display channel options for the Company’s customers based on the growth indicated in non-display channels for the periods presented. As noted, this increase was due to a fourth quarter 2012 innovation that enabled the Company’s platform to bid for and purchase non-display advertisements on behalf of its customers.

In addition, the Company respectfully notes that the change in mix related to additional entrance into non-display channels did not, for the periods presented, have a significant impact on its operating results and operating metrics, including revenue, Revenue ex-TAC, and gross profit.  As noted within the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), other key drivers, including the increase in the Company’s number of enterprise customers and the number of campaigns for the top 25 customers, had the most significant impact on the Company’s operating results over the periods presented.  Therefore, the Company has focused its disclosure on these drivers as it believes this information is meaningful to an investor’s understanding of its results of operations, rather than the specific channel mix.

The Company further advises the Staff that if channel mix has a significant impact on its future operating results including revenue, Revenue ex-TAC, gross profit, and other operating metrics, the Company will disclose that impact within the “Results of Operations” section of MD&A with respect to the periods presented, as applicable.

Traffic Acquisitions Costs, page 58

2.                                      We note your response to comment 19.  It remains unclear to us how algorithmic improvements in your real-time bidding platform resulted in lower traffic acquisition costs as a percentage of revenues.  In connection with your disclosure on page 55, tell us to what extent your traffic acquisition costs are impacted by your experimentation with and refinement of your real-time bidding platform as compared to competition for impressions on RTB exchanges, the type of media inventory that you are purchasing and the types of campaigns you implement for your customers.  Please disclose how those other factors affected your traffic acquisition costs in relation to revenue during the first half of 2014 compared with the same period in 2013.

In response to the Staff’s comment, the Company respectfully notes that there are numerous variables that affect the total amount of traffic acquisition costs for any given period.  These include macroeconomic factors such as seasonality and competition for impressions on real-time bidding exchanges. In addition, other Company-specific factors may also affect the aggregate amount of traffic acquisition costs presented for a particular period, including channel mix purchased by the Company based on the nature of its customers’ advertising campaigns and the Company’s experimentation with and refinement of its real-time bidding platform. The Company notes that numerous variables affect the total amount of media cost, and as such, it is not possible to exactly quantify the effect of any one factor for changes in total traffic acquisition costs based on the various mix of these types of expenses on a period-over-period basis.

However, the Company does advise the Staff that it monitors these variables on a real-time basis at an operational level as campaigns are executed, and, on a broader basis, can determine the underlying causes of significant variations in costs between reporting periods. For example, if the Company institutes a new testing algorithm (e.g., related to bidding on a real-time exchange), the Company may see an immediate real-time increase or decrease in the average cost per inventory unit as compared to prior to the algorithm’s activation.  However, for a given reporting period, that increase or decrease based on the testing of different algorithms may be offset by other factors (e.g., competitive pricing with the real-time exchanges, seasonality, etc.).

The Company notes that it is able to identify general trends and drivers of fluctuations and give broader comment on those variables in any given period. The Company notes that there was not a significant change in other variables noted during the periods presented, but, the Company did implement bidding improvements that resulted in an immediate decrease in costs driving the overall decrease from period to period.

Revenue Recognition, pages F-8 and F-36

3.                                      We note your response to comment 24.  In concluding that you are the principal in the advertising arrangement, tell us how you considered the following:

•                            How you may be deemed a primary obligor, considering that it is ultimately the publisher who determines the ad inventory space that may be made available to competing programmatic bidders and who also ensures which customer ad impressions may be displayed in that space;

In response to the Staff’s comment, the Company respectfully notes that an insertion order, which serves as the primary evidence of the Company’s arrangement with its customers, identifies two parties to the arrangement—the Company and the advertiser (or the advertising agency acting on behalf of the advertiser).  Fulfillment of the requirements of the arrangement (i.e., successful placement of the advertisements), is solely the responsibility of the Company. While a publisher may determine the inventory space to be made available to competing programmatic bidders, the Company is obligated to ensure advertising impressions are successfully delivered to the space. Neither the publisher nor the real-time bidding exchange is responsible for ensuring a customer’s advertising impressions are successfully delivered. If an impression is not successfully delivered according to the terms of the arrangement, the Company, and not the exchange or the publisher, is responsible for (1) serving additional impressions in order to meet the terms of the contract, or (2) to provide for other “make-goods.”

The Company has developed a platform that uses a proprietary Digital Zip architecture including geographic profiles of specific neighborhoods or areas that share traits, such as family size, income level, credit score, education, age, and purchasing behavior, and creates a statistically significant group for the purpose of determining consumer purchasing intent in order to identify and best match marketing campaigns to the best-suited inventory units available. The platform identifies inventory at an exchange, bids on that inventory, and serves the impression (if the Company is successful in winning the bid).  Because neither the exchange nor the publisher is responsible for fulfillment (i.e., delivering the agreed upon number of impressions according to the terms of the insertion order) the Company does not consider the publisher or exchange to be the primary obligor.

The Company has evaluated its status as primary obligor in its overall gross vs. net analysis pursuant to ASC 605-45-45; the evaluation of many of these factors were described in our letter to you dated August 22, 2014.  The Company believes the following indicators support its conclusion that it is the principal in the arrangement:

•                            Has general inventory risk;

•                            Has latitude in establishing price;

•                            Is the primary obligor;

•                            Performs part of the service;

•                            Has discretion in supplier selection;

•                            Is involved in determining service specifications; and

•                            Has credit risk.

The Company also respectfully notes that companies operating in similar industries, including Criteo, Millennial Media, Rocket Fuel, Tremor Video, and Yume, also report revenue on a gross basis and disclose within their filings that they consider themselves the primary obligor in contractual arrangements.

•                            How your customer’s ability to negotiate a price other than your established pricing demonstrates your latitude in pricing;

In response to the Staff’s comment, the Company respectfully notes that the counterparty to the insertion order and the Company negotiate the ultimate price to be charged based on prevailing competitive pressures, economic conditions within the marketplace, and what is ultimately acceptable to both parties. The Company has full latitude and flexibility to determine what it believes is an acceptable price to charge (i.e., what the Company would be willing to accept) given prevailing market factors such as the cost of inventory units, its standard pricing guidelines, and what return on investment the Company seeks to achieve. The Company is not obligated to accept non-standard pricing proposed by a potential customer, but is free to do so (i.e., the Company has the ability to accept or decline a price other than its established pricing standards). Pricing decisions are not made unilaterally by the counterparty to the arrangement.

•                            How discretion in selection of a real-time bidding exchange can be equated with selection of customer-requested publisher inventory which may not be available to you on your programmatic terms as a result of the bidding process.

In response to the Staff’s comment, the Company respectfully notes that it purchases inventory from multiple real-time advertising exchanges, including suppliers of display and non-display inventory.  The Company’s platform utilizes its proprietary algorithms to compare the most appropriate publisher inventory units currently available against advertising campaign parameters in order to maximize advertising performance by comparing all of the real-time bidding exchanges simultaneously. Within customary guidelines, the Company has discretion in executing the advertising campaign by identifying the specific inventory units to purchase and delivering the advertising impressions. The customer has no real-time input in the decision making process with respect to the specific inventory units purchased.

Concentration of Credit Risk, page F-10

4.                                      We note your response to comment 27.  We also note how you define “customer” on page 53.  Please tell us how your definition of “customer” and “contract,” as those terms are used in your filing, are consistent with the definitions set forth in ASC 605-10-20, especially when the advertiser, or the principal for an advertising agency (“customer”), is not a party to the insertion order arrangement (“contract”).

In response to the Staff’s comment, the Company has considered the current pending guidance in ASC 606 that will expand the defined terms currently set forth in ASC 605-10-20, including the terms “customer” and “contract.”

The Company advises the Staff that it considers its customers to be advertisers that procure the Company’s services either directly or through advertising agencies acting on their behalf.  Based upon this definition, the Company believes that the advertiser is the ultimate “user” or beneficiary of the services provided by the Company and is, therefore, consistent with its application of that term. The advertising agencies act as agents of the advertisers and are not customers themselves. The advertiser is the beneficiary of the services provided by the Company, rather than the advertising agency who acts as an intermediary for the customer. The advertiser is the party that has received services that are an output of the Company’s ordinary business activities in exchange for consideration (i.e., the advertising agency receives no direct benefit from the Company by the Company’s execution of the customer’s advertising campaign).

The Company further advises the Staff that while the advertising agency, which acts as an agent for the customer, may sign the insertion order, the agency in that circumstance is merely acting as an agent for the advertiser which is a named party within the insertion order (e.g., the terms of the insertion order would customarily state “Advertiser X care of Agency Y,” or state the advertiser’s brand or product for which the agency would be executing the insertion order). As such, while the customer may not sign the insertion order, it is noted that the agency is signing as an agent on behalf of an identified advertiser, and under the terms of the insertion order, the customer has a contractual obligation to pay for services provided by the Company. Per Section III of the American Association of Advertising Agencies / Interactive Advertising Bureau (“IAB”) Standard Terms and Conditions for Internet Advertising for Media Buys One Year or Less:

“c. Payment Liability. Unless otherwise set forth by Agency on the IO, [Media] Company agrees to hold Agency liable for payments solely to the extent proceeds have cleared from Advertiser to Agency for Ads placed in accordance with the IO. For sums not cleared to Agency, Media Company agrees to hold Advertiser solely liable. Media Company understands that Advertiser is Agency’s disclosed principal and Agency, as agent, has no obligations relating to such payments, either joint or several, except as specifically set forth in this Section III(c) and Section X(c).”

Therefore, the Company has considered the nature of its contracts (i.e., insertion orders) and believes the advertiser is the beneficiary of the services provided by the Company, rather than the advertising agency who acts as an intermediary for the customer, even if it does not sign the insertion order directly based on the standard terms and conditions of the industry. Further, the agent-principal relationship between the advertiser and the advertising agency is known per the insertion order and the IAB’s standard terms and conditions, which includes the Company’s ability to seek from the advertiser any amounts due for services provided, except to the extent amounts have already been forwarded by the customer to the agency for remittance to the Company. As a result, the Company acknowledges that a concentration of multiple customers acting through a single agency can present an accounts receivable concentration risk, and the Company has indicated in its disclosures on page F-10 that the Company’s assessment of concentration risk applies to receivables from both customers and advertising agencies.

5.                                      Refer to your disclosure on page 17.  Please explain to us your consideration of each global advertising network as a customer and providing disclosure of this concentration of credit risk hereunder.

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to comment No. 4 above regarding the Company’s determination that its customers are advertisers and not the agencies representing those advertisers.

With respect to the Staff’s comment regarding concentration of credit risk hereunder, the Company notes that the purpose of the disclosure on page 17 was to describe the relationships the Company has with agencies operating within global advertising networks. However, as noted above, the Company does not consider advertising agencies to be customers as described in Item 101(c)(1)(vii) of Regulation S-K and ASC 280-10-50-12.  As noted above, the Company does assess whether there are significant concentrations of accounts receivable at each balance sheet date from either advertiser customers or individual advertising agencies. With respect to the consideration of whether or not there is a concentration of credit risk for global advertising networks, the Company notes that it holds accounts in the name of the member agencies only, and not in the name of any global advertising networks. These agencies within global networks operate independently from each other, and in many cases, compete with each other for the same customers. Any necessary collection efforts would be directed at the individual agencies and not the networks within which they operate.

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[Remainder of Page Intentionally Left Blank]

Please contact me or, in my absence, Glen R. Van Ligten, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Joseph Epperson

Brad R. Schomber

MaxPoint Interactive, Inc.

Robert V. Gunderson, Jr., Esq.

Glen R. Van Ligten, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Mark G. Borden, Esq.
Erika L. Robinson, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP